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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of October, 2005

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F    X                      Form 40-F
                             ---                                  ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes                                 No            X
                             ---                                  ---
       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes                                 No            X
                             ---                                  ---

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes                                 No            X
                             ---                                  ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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                                  RELEVANT FACT



New York, October 13, 2005.- Endesa (NYSE: ELE) has informed the U.S. Securities and Exchange Commission (SEC) of La Caixa's possible failure to comply with several obligations imposed by the U.S. federal securities laws as a result of La Caixa's significant stakes in Endesa and Repsol YPF, including the obligation to promptly report its plans with respect to those companies, whose shares are listed in the form of ADRs on the New York Stock Exchange. In addition, La Caixa may have neglected its obligations to the U.S. investor market by omitting to file with the SEC its public statements with respect to the tender offer by Gas Natural for Endesa with La Caixa's support.

Of particular interest is La Caixa's sale of a significant portion of its shares in Endesa, which may have coincided with the preparatory phase for the tender offer (two months prior to its public announcement), as this action could have been perceived by the market as signaling a lack of interest on the part of La Caixa (and hence Gas Natural) in seeking a business combination between Endesa and Gas Natural.

Endesa has informed the SEC of the following matters that may constitute a violation of the U.S. federal securities laws (Securities Exchange Act of 1934):

o La Caixa has never filed a report on Schedule 13D with the SEC, which it was required to do in respect of its shares in Endesa and Repsol YPF, which companies are listed in the form of ADRs on the New York Stock Exchange (NYSE) and in which La Caixa owns or has owned an interest in excess of 5 percent.

o La Caixa has likewise failed to reveal by means of a Schedule 13D its plans and intentions with respect to the above-mentioned companies, which may include matters relating to the hostile tender offer by its investee Gas Natural for Endesa and to the sale of assets of Endesa to Iberdrola the terms of which could affect Endesa shareholders and remain unknown publicly.

o La Caixa also failed to report to the SEC its plans to take control of Repsol and replace its chairman and senior management with the goal (as reported by the press at the time) of supporting transactions set in motion by la Caixa, among which a possible business combination between Gas Natural and Endesa.

o La Caixa has not informed the market through the SEC of its public statements and communications with respect to the tender offer by means of
Schedule 14D-9, which is La Caixa is subject to by virtue of its status as a shareholder of the offeror and its decisive role in the tender offer by Gas Natural.

o La Caixa has taken significant actions publicly that are inconsistent with a plan for a business combination between Gas Natural and Endesa, such as statements by Gas Natural's president and La Caixa's vice president in April 2005 that no business combination with an electricity company was being considered, as well as La Caixa's disposal of a significant portion of its stake in Endesa only two months prior to the announcement of the tender offer, actions that could have influenced third parties' investment decisions in Endesa based on incorrect assumptions.



           For additional information please contact Alvaro Perez de
           Lema, North America Investor Relations Office, telephone #
                                  212 750 7200
                              http://www.endesa.es





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ENDESA, S.A.

Dated: October 13th, 2005              By: /s/ Alvaro Perez de Lema
                                           ------------------------
                                       Name: Alvaro Perez de Lema
                                       Title: Manager of North America Investor
                                              Relations